FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2002

BUFFALO DIAMONDS LTD. (File #: 0-30150)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated December 23, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

BUFFALO DIAMONDS LTD.

(Registrant)

Date: January 3, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

January 3, 2003

SECURITIES AND EXCHANGE COMMISSION

       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Buffalo Diamonds Ltd. – (File #0-30150)

Form 6-K

On behalf of Buffalo Diamonds Ltd., a corporation under the laws of Alberta, Canada, we enclose for filing, on EDGAR one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

BUFFALO DIAMONDS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Keith Engl, Gowling Lafluer Henderson (Calgary)

Rod McKeen/Jane Anderson, Gowling Lafluer Henderson (Vancouver)

BUFFALO DIAMONDS LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

December 23, 2002

                                             Trading Symbol: TSX Venture - YBU.U

NEWS RELEASE

Buffalo Diamonds Ltd. to Acquire Gold Mining Project in Peoples Republic of China

Buffalo Diamonds Ltd. ("Buffalo") is pleased to announce that it has signed a letter of intent with Big Sky Mining Canada Ltd ("Big Sky").  The letter of Intent will allow Buffalo a four-month period to conduct due diligence on Big Sky's gold mining and exploration interests in the Huangxiangwa-Miaoling mining area located in Songxian County of Henan Province in the People’s Republic of China.

Big Sky has the right to acquire a controlling interest in the West Henan Gold Project from the First Geological Explorative Team ("FGET") of the Henan Bureau of Geology and Mineral Reserves ("BGMR").  The FGET currently holds two explorative licenses (total area of 32.2 sq. km) and two mining licenses (total area of 4.39 sq.km.)  As a result of their activity in this area, FGET has also been guaranteed the right for further exploration licenses and mining licenses to cover some 147 square kilometers.  Songxian County has a long history of gold production and is the second largest gold mining district in China.  There are approximately fifty gold deposits and occurrences within a 100 square kilometer area of the West Henan Gold Project

The West Henan Gold Project hosts two producing gold deposits, the Huangxiangwa and Miaoling Gold deposits.  At the Huangxiangwa Mine, commissioned in July 2002, the BGMR has invested approximately Cdn. $11,000,000 towards the construction of a 600 tonne per day floatation mill and bullion furnace.  In addition to these two operating mines, over 30 other gold showings have been identified on the 147 square kilometer property. The gold deposits, alteration and mineralization in the Huangxiangwa-Miaoling gold belt is structurally controlled and hosted within Proterozoic volcanic rocks, spatially associated with felsic intrusives.

As part of its due diligence, Buffalo will be sending an independent mining and geological consultant to the project in January.  The information collected during this visit will enable the preparation of a valuation report and corresponding ore reserve that will comply with National Instruments Policy 43-101. Pending a positive outcome, Buffalo has agreed to acquire all of the issued and outstanding shares (the “Shares”) of Big Sky in exchange for the issuance of 10,000,000 post-consolidated common shares.

The acquisition of the West Henan Gold Project would represent a significant change to Buffalo’s asset base and an opportunity to acquire a revenue generating asset with excellent exploration potential that would significantly improve shareholder value.

Buffalo is also pleased to report that it has arranged, subject to regulatory approval, a private placement of 2,000,000 units at a price of USD$0.10 to generate gross proceeds of USD$200,000.  Each unit will be comprised of one share and one half warrant, each full warrant entitling the purchase of one additional share of Buffalo at a price of USD$0.30. This private placement will be completed following the consolidation of Buffalo's shares on a one for ten basis and its change of name to Barossa Resources Ltd., which were approved by Buffalo's shareholders at the Special Meeting held December 12, 2002.

On behalf of the Board of Directors of

BUFFALO DIAMONDS LTD.

“Signed Douglas Turnbull”

Douglas Turnbull,

President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.